Exhibit 2

English Summary of Tsinghua Unigroup Restructuring Investment Agreement

I. Parties to the Agreement

Party A: Reorganizer of Tsinghua Unigroup Co., Ltd. (hereinafter the “ Reorganizer of Tsinghua Unigroup”)

Party B: Beijing Wise Road Asset Management Co., Ltd. (hereinafter “Wise Road Capital”), Beijing Jianguang Asset Management Co., Ltd. (hereinafter “JAC Capital”), and Beijing Zhiguangxin Holdings Co., Ltd. (hereinafter “Zhiguangxin”) (collectively referred to as Party B)

Party C: Tsinghua Unigroup Co., Ltd. (hereinafter “Tsinghua Unigroup”)

II. Content of the Investment

The investment consortium led by Wise Road Capital and JAC Capital intends to participate in the restructuring investment of Tsinghua Unigroup. Wise Road Capital and JAC Capital, the leading investors of the investment consortium, and Zhiguangxin, which is the investment platform designated by Party B for implementing this investment, hereby sign this Agreement on behalf of the investment consortium with the Reorganizer of Tsinghua Unigroup. The investment consortium plans to take over 100% of equity interests in the restructured Tsinghua Unigroup with a cash investment of RMB 54.9 billion through its investment platform. The cash consideration paid by the investment consortium will be used to pay off the debts to creditors of the reorganized company in cash and to pay for the restructuring expenses, while the remaining debts of the reorganized company will be settled by means of the reorganized company’s own funds, debt-stock swap and debt retention.

III. Investment Amount

The parties agree that the amount of cash investment by Party B and the investment platform under the Restructuring Investment Agreement is RMB54.9 billion (SAY: RMB FIFTY FOUR POINT NINE BILLION ONLY).

IV. Payment Schedule

The parties agree that Party B shall pay the investment amount for this restructuring as per the following schedule to the Reorganizer of Tsinghua Unigroup.

1. As of the signing date of the Restructuring Investment Agreement, Party B shall have paid the performance bond to the Reorganizer of Tsinghua Unigroup.

2. Party B shall pay to the Reorganizer of Tsinghua Unigroup all of the remaining investment amount except for the deposit on the recruitment of investors and the performance bond, within 10 working days from the date when all of the prerequisites for the transfer of equity interests as stipulated in the Restructuring Investment Agreement are met.

V. Effectiveness and Modification of the Agreement

1. The Restructuring Investment Agreement shall come into force the day when all parties affix their seals to the Agreement.

2. The Agreement may be amended, modified or supplemented by a consensus of all parties. Any amendment, modification or supplement must be made in writing and will take effect upon signature by all parties.

This English Copy is translated by a licensed translator Beijing Century Eng-smart Culture Exchange Co. Ltd. from the original Chinese copy

Beijing Century Eng-smart Culture Exchange Co. Ltd. (Stamp)